September 4, 2018

Daniel D. Springer
Chief Executive Officer
DocuSign, Inc.
221 Main St., Suite 1000
San Francisco, CA 94105

       Re: DocuSign, Inc.
           Draft Registration Statement on Form S-1
           Filed August 30, 2018
           CIK No. 0001261333

Dear Mr. Springer:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara
C. Jacobs,
Assistant Director, at (202) 551-3735 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services